SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

CIMATRON LIMITED

(Translation of Registrant's name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By:__________/s/______________ Micha Ronen Chief Financial Officer

Dated: May 13, 2003

FOR IMMEDIATE RELEASE

Cimatron Limited Reports First Quarter Results
Meeting Target Revenues for Q1 2003

        Givat Shmuel, Israel, – May 13, 2003– Cimatron Limited (NASDAQ: CIMT), a leading developer of CAD/CAM solutions for the tooling industry, today announced its results for the first quarter ending March 31, 2003.

        First quarter revenues were $5.1 million, a decrease of 4.1% from $5.32 for the same quarter last year. The quarterly gross profit was $3.94 million (77.22% of revenues), down 3.36% from a gross profit of $4.1 million (76.63% of revenues) for the same quarter last year.

        Selling, general and administrative expenses were $2.98 million, up from $2.65 million for the same period a year ago, mainly due to the extensive investment in Cimatron’s international marketing channels. Research and development expenses were $1.38 million, compared to $1.32 million in the first quarter of 2002. Operating loss was $417,000, compared to an operating income of $105,000 for the first quarter 2002.

        Net loss for the quarter was $219,000 or a loss of 3 cents per share, compared with a net income of $144,000 or an income of 2 cents per share for the first quarter last year

        “We continue to invest tremendous efforts into product enhancement, which was realized with two major releases this quarter – Cimatron E Version 4.2, our flagship product, and QuickNC Version 3.1, our new innovative NC solution package. These two releases strengthened our position in the tooling market and will allow us to expand our customer base,” commented Nitzan Sapir, President and Chief Executive Officer of Cimatron. “As world markets continue to show weakness, it is still difficult to anticipate the turning point in our market, however, we have succeeded in maintaining a steady revenue level. Our strategy to continue investing in our marketing channels, together with the new product releases, will contribute to our future results,” added Sapir.

About Cimatron

Cimatron Ltd. (NASDAQ: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 15,000 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

Company Contact
Micha Ronen, CFO
Cimatron Ltd.
972-3-531-2121
michar@cimatron.com

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

[Financial Tables Follow]

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31,	December 31,
	2003	2002
	(Unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Total Cash, cash equivalents and short-terms investments	$ 9,688	$ 8,094
Other current assets	7,383	7,005
Total current assets	17,071	15,099

Deposits with insurance companies and severance pay fund	2,608	2,638

Net property and equipment	921	997

Investment in affiliate	-	43

Total other assets	2,493	2,594

Total assets	$23,093	$21,371

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities	6,202	4,238

Accrued severance pay	2,949	2,974

Total shareholders' equity	13,942	14,159

Total liabilities and shareholders' equity	$23,093	$21,371

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended
	March 31,
	2003	2002
	(unaudited)

Total revenue	5,102	5,320

Total cost of revenue	1,162	1,243

Gross profit	3,940	4,077
Research and development expenses, net	1,377	1,318
Restructuring costs	-	-
Selling, general and administrative expenses	2,980	2,654

Operating income (loss)	(417)	105

Net income (loss)	$ (219)	$ 144

Net income (loss) per share	$(0.03)	$ 0.02

Weighted average number of
shares outstanding	7,848	8,001